Exhibit 99.34

PyroGenesis Confirms Total Receipts of over $7.5MM in Payments

Under $25M+ DROSRITE™ Contract

MONTREAL, QUEBEC (GlobeNewswire – July 23rd, 2020) - PyroGenesis Canada Inc. (http://www.pyrogenesis.com) (TSX-V: PYR) (OTCQB: PYRNF) (FRA: 8PY), a high-tech company, (the "Company", the “Corporation” or "PyroGenesis") that designs, develops, manufactures and commercializes plasma atomized metal powder, plasma waste-to-energy systems and plasma torch products, is pleased to confirm today that, in response to additional inquiries with respect to the subject matter, payments totaling over $7.5MM have been received to date under the exclusive contract with Drosrite International LLC (“DI”).

“We decided to, once again, confirm the total payments received to date under the $25MM+ DROSRITE™ contract due to a large number of inquiries received from shareholders and investors,” said Mr. P. Peter Pascali, President and CEO of PyroGenesis. “It should also be noted that an additional payment of over $2.5MM is expected in the next few weeks. All these payments are being made based on previously agreed to milestones and all are being paid on time. In fact, none of our contracts have been materially affected by COVID-19 and are all progressing as expected.”

About Drosrite International LLC

DI is a US based private company duly constituted and existing under the laws of the State of Delaware, providing state-of-the-art waste management technologies to the aluminum industry. DI is duly licensed by PyroGenesis to manufacture, market, sell and distribute DROSRITE™ systems and technology to the Kingdom of Saudi Arabia, and certain other countries in the Middle East, on an exclusive basis. All DROSRITE™ systems supplied by DI are manufactured in the USA.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is the world leader in the design, development, manufacture and commercialization of advanced plasma processes and products. We provide engineering and manufacturing expertise, cutting-edge contract research, as well as turnkey process equipment packages to the defense, metallurgical, mining, advanced materials (including 3D printing), oil & gas, and environmental industries. With a team of experienced engineers, scientists and technicians working out of our Montreal office and our 3,800 m2 manufacturing facility, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. Our core competencies allow PyroGenesis to lead the way in providing innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. Our operations are ISO 9001:2015 and AS9100D certified, and have been since 1997. PyroGenesis is a publicly-traded Canadian Corporation on the TSX Venture Exchange (Ticker Symbol: PYR) and on the OTCQB Marketplace. For more information, please visit www.pyrogenesis.com

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.otcmarkets.com. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the TSX Venture Exchange, its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTCQB accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:

Rodayna Kafal, Vice President Investors Relations and Strategic Business Development,

Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/